

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

March 1, 2022

BOC International (USA) Inc.
1045 Avenue of the Americas
Suite 1501
New York, NY 10018

To the Board of Directors and Stockholder
of BOC International (USA) Inc.

In connection with our audit of the financial statements and supplemental information of BOC International (USA) Inc. (the "Company") for the year ended December 31, 2021, we will issue our report thereon dated February 17, 2022. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year ended December 31, 2021. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by BOC International (USA) Inc. in its 2021 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for its revenue under FASB ASC 606 and income tax valuation allowances.

FASB ASC 606 requires the Company to make judgments regarding when performance obligations are met, when goods or services are exchanged, and the amount that reflects the value of the consideration which the Company is entitled to receive for those goods or services. Changes to these assumptions could have a material impact on the Company's revenue recognition.

The Company is required to reduce its deferred income tax asset to the amount it expects to realize by establishing an income tax valuation allowance. Actual results different than those anticipated by the Company could have a material impact on the Company's deferred income tax asset and related valuation allowance.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

The financial statement disclosures are neutral, consistent, and clear.



Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. Based on our evaluation of the aforementioned as well as our other audit work, we did not identify any bias in management's judgments about the amounts and disclosures in the financial statements that would cause them to be materially misstated.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. We did not identify any uncorrected misstatements other than those which were clearly trivial. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed it with you.

Review of Exemption Report

In connection with our review of the Company's BOC International (USA) Inc. Exemption Report Pursuant to Rule 17a-5 for the year ended December 31, 2021, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.



<u>Difficulties Encountered in Performing the Audit</u>

We encountered no significant difficulties in dealing with management in performing and completing our audit.

We have requested certain representations from management that are included in the management representation letter dated February 17, 2022.

<u>Supplemental Information</u>

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the supplemental information in the Supplementary Information that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the stockholder and board of directors of BOC International (USA) Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Ryan & Juraska LLP

Ryan & Juraska LLP

Douglas M. Duffy
Partner